Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2019.

As at July 31, 2019
(in millions of Canadian dollars)
Subordinated Debt	6,876

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,348
Common Shares	12,958
Contributed Surplus	303
Retained Earnings	28,241
Accumulated Other Comprehensive Income	3,793

Total Shareholders’ Equity	50,643
Total Capitalization	57,519

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2019.

(2)

The Other Equity Instruments described under Shareholders’ Equity consist of Additional Tier 1 Capital Notes. Please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2019.